United States securities and exchange commission logo





                             November 3, 2020

       David Lazar
       Chief Executive Officer
       Adorbs Inc.
       234 E. Beech Street
       Long Beach, NY 11561

                                                        Re: Adorbs Inc.
                                                            Form 10-12G
                                                            Filed October 7,
2020
                                                            File No. 000-56213

       Dear Mr. Lazar:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 10-12G filed October 7, 2020

       General, page i

   1.                                                   Your registration
statement will become effective 60 days after you filed it with the
                                                        Commission and you will
then be responsible for filing reports required by the Securities
                                                        Exchange Act of 1934,
including the requirements to file Forms 10-K, 10-Q, and 8-K even if we have not
completed the review of your filing. If you cannot resolve the comments before that
time, you should consider withdrawing the filing before it becomes effective. You could
then refile when you are able to respond to the comments.

       Item 1. Description of Business, page 1

   2. You disclose here that in 2019 you filed a Form 15 to terminate your registration. Please expand the disclosure
in this section to discuss your previous status as a reporting
 David Lazar
FirstName
Adorbs Inc.LastNameDavid Lazar
Comapany 3,
November   NameAdorbs
             2020       Inc.
November
Page 2    3, 2020 Page 2
FirstName LastName
         company. Your history as a public company includes a registered public offering in 2018 and the reporting of periodic and current reports until 2019, after which you filed a Form
         15 and discontinued reporting.
3. Please disclose the duration of the two trademarks mentioned in this section. For guidance, refer to Item 101(h)(4)(vii) of Regulation S-K.
Company has a limited operating history and very limited resources., page 6

4. You disclose that the company was acquired through custodial proceedings. Please revise to explain the meaning of the term "custodial proceedings". Please disclose what actions
         David Lazar is performing in the role of custodian, the expiration date of this role, if any, and the terms of his custodianship, including any consideration he received in connection therewith.
Item 4. Security Ownership of Certain Beneficial Owners and Management, page 13

5. To the extent Mr. Lazar exercises control over his securities through Activist Investing
         LLC, please disclose.
Item 5. Directors, Executive Officers, Promoters and Control Persons, page 14

6. Please identify who is performing the functions of principal financial officer.


7. We note that the title of this section includes the term "promoter". If David Lazar is a
         "promoter" within the meaning of Securities Act Rule 405, please disclose that he is a promoter and expand the disclosure in the Certain Relationships and Related Transactions
         section to provide the information required by Item 404(c)(1)(ii) of Regulation S-K.
8. You disclose that Mr. Lazar has held positions and/or directorships with various publicly-
         traded entities. Please revise to explain, if true, that Mr. Lazar or Custodian Ventures were appointed custodian of the companies listed.
Item 10. Recent Sales of Unregistered Securities, page 15

9. We note your disclosure in Note 4 on page F-11. Please disclose here your securities sold within the past three years which were not registered under the Securities Act and the information required by Item 701 of Regulation S-K, including the exemption claimed.
Item 14. Changes In and Disagreements With Accountants on Accounting and
Financial
Disclosure , page 17

10. Please provide all the information required by Item 304 of Regulation S-K. Please also have your former accountant provide a letter, agreeing or disagreeing with your disclosures, in accordance with Item 304(a)(3) of Regulation S-K and file that letter as an exhibit to the Form 10 as required by Item 601.16 of Regulation S-K. David Lazar
FirstName
Adorbs Inc.LastNameDavid Lazar
Comapany 3,
November   NameAdorbs
             2020       Inc.
November
Page 3    3, 2020 Page 3
FirstName LastName
Financial Statements
Report of Independent Registered Public Accounting Firm , page F-2

11. Please have your auditors ensure that their audit reports fully comply with AS 2415.
         Based on the requirements of paragraphs 12 and 13 of AS 2415, it appears to us that an appropriately titled going concern paragraph included in an auditors' report should immediately follow the opinion paragraph, This comment is applicable to the auditors'
         reports on pages F-2 and F-3.

Report of Independent Registered Public Accounting Firm , page F-3

12. We note that the audit report date of your former accountant, disclosed in their consent filed with your Form 10, is April 10, 2019, the same date as their report included in your
         Form 10-K/A for the Fiscal Year Ended December 31, 2018; however, we also note the date of their repot included in your Form 10 is October 7, 2020. Please have your former auditor ensure the date of their audit report is appropriate and consistently presented in your Form 10, including in their report and related consent.
Note 2 Summary of Significant Accounting Assumptions and Policies
General, page F-8

13. Please disclose your accounting policy for inventory and provide the disclosures required by ASC 210-10-50-1 and ASC 330-10-50. In addition, based on the winding down your prior business operations, please disclose how you assess inventory for impairment, explain when and how you intend to dispose of your current inventory, and explain why there was no change in your inventory balance during the current interim period.
Notes to Financial Statements
Note 1 - Organization and basis of accounting
Basis of Presentation and Organization, page F-8

14. In your annual audited financial statements, you disclose that "the accompanying condensed financial statements have been prepared by the Company without audit" and
         "in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations, and cash flows at December 31, 2019 and 2018 and for the related periods". These disclosures do not appear to be accurate or appropriate to include in annual audited financial statements. Please revise your disclosure accordingly.

Prepaid Expenses, page F-8

15. Please disclose what the DTC Advisory Fees represent, including the period they relate to, and explain why there was no change in the balance of prepaid and other current assets
 David Lazar
Adorbs Inc.
November 3, 2020
Page 4
         during the current interim period.
Note 4 - Common stock , page F-11

16. We note that you disclose you issued 2,860,000 shares of common stock with a par value of $0.001 at an issuance prices of $0.001 per share, for a total investment of $28,600.
         Please note if the issuance price was $0.001, then the total investment for 2,860,000 shares of common stock would be $2,860, not $28,600. Please correct the issuance price or the amount of the total investment. If the total investment was $2,860, please also correct your financial statements accordingly.
Note 3: Related Party Transactions, page F-19

17. You disclose your loan payable to Rebecca Lazar. Please file this agreement as an exhibit to the registration statement. Refer to Item 601(b)(10) of Regulation S-K. Note that if the company is party to an oral contract that, if written, would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K, the company should provide a written description of the contract similar to that required for oral contracts or arrangements under Item 601(b)(10)(iii) of Regulation S-K. For guidance, refer to
         Question 146.04 in the Regulation S-K section of our Compliance and Disclosure
         Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Andi Carpenter, Staff Accountant at (202) 551-3645 or
Anne
McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at
(202) 551-3345 or Jay Ingram, Legal Branch Chief at (202) 551-3397 with any other questions.



FirstName LastNameDavid Lazar                                  Sincerely,
Comapany NameAdorbs Inc.
                                                               Division of
Corporation Finance
November 3, 2020 Page 4                                        Office of
Manufacturing
FirstName LastName